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                              June 21, 2024

       Pei Xu
       Chief Financial Officer
       Zhongchao Inc.
       Nanxi Creative Center, Suite 216
       Nanxi Creative Center, Suite 216
       Jing   An District, Shanghai, China 200040

                                                        Re: Zhongchao Inc.
                                                            Registration
Statement on Form F-3
                                                            Filed May 23, 2024
                                                            File No. 333-279667

       Dear Pei Xu:

              We have conducted a limited review of your registration statement and have the following comment(s).

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-3 filed May 23, 2024

       Cover Page

   1. Please revise to disclose prominently and clearly on the prospectus cover page that you are not a Chinese
operating company but a Cayman Islands holding company with
                                                        operations conducted by
your subsidiaries and through contractual arrangements with a variable interest
entity (VIE) based in China and that this structure involves unique risks to investors. Please
also disclose that these contracts have not been tested in court, and explain whether the VIE
structure is used to provide investors with exposure to foreign investment in
China-based companies where Chinese law prohibits direct foreign investment in the
operating companies, and disclose that investors may never hold equity interests in the
Chinese operating company. Provide a cross reference to your detailed discussion of risks
facing the company and the offering as a result of this structure.
 Pei Xu
FirstName
ZhongchaoLastNamePei Xu
           Inc.
Comapany
June       NameZhongchao Inc.
     21, 2024
June 21,
Page 2 2024 Page 2
FirstName LastName
2. We note your disclosure of the risks and uncertainties associated with having operations in
         China. Please provide cross references to individual risk factors.
3. Please revise to clarify that the legal and operational risks associated with operating in
         China also apply to operations in Hong Kong. This may appear in the definition itself or in an appropriate discussion of legal and operational risks. Please also discuss applicable laws and regulations in Hong Kong, as well as the related risks and consequences, such as enforceability of civil liabilities in Hong Kong, China's Enterprise Tax law, and a discussion of how regulatory actions actions related to data security or anti-monopoly
         concerns in Hong Kong have or may impact the company   s ability to
conduct its business,
         accept foreign investment or list on a U.S./foreign exchange. Include risk factor disclosure explaining whether there are laws/regulations in Hong Kong that result in oversight over
         data security, how this oversight impacts the company   s business and
the offering, and to
         what extent the company believes that it is compliant with the regulations or policies that have been issued.
4. In your description of how cash is transferred through your organization, please describe your intentions to settle amounts owed under VIE agreements, if any, both here and in the prospectus summary, and state whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please amend your disclosure here and in the summary risk factors and risk factors sections to state that, to the extent cash or assets in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds or assets may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash or assets. On the cover page, provide cross-references to these other discussions. To the extent you have cash management policies that dictate how funds are transferred between you, your subsidiaries, the consolidated VIEs or investors, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred.
         Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.
Prospectus Summary, page 1

5. Please revise to provide a summary of your risk factors, and include disclosure that the risks that your corporate structure and being based in or having the majority of the
         company   s operations in China poses to investors. In particular,
describe the significant
         regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising
 Pei Xu
FirstName
ZhongchaoLastNamePei Xu
           Inc.
Comapany
June       NameZhongchao Inc.
     21, 2024
June 21,
Page 3 2024 Page 3
FirstName LastName
         from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Each CBI summary risk factor should have a cross-
         reference to the relevant individual detailed risk factor in your annual report on Form 20-
         F filed on April 30, 2024.
Commonly Used Defined Terms, page 2

6. We note that you exclude Hong Kong from the definition of "China." Revise to remove this exclusion or clarify that the legal and operational risks associated with operating in
         China also apply to your operations in Hong Kong.
Permission Required from the PRC Authorities for Our and PRC Operating Entities' Operation in
China, page 9

7. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the Cyberspace Administration of China (CAC), as you do on your prospectus cover page, or any other governmental agency that is required to approve the
VIE   s operations,
         and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
8. We note your references that your PRC legal counsel, Han Kun Law Offices, has advised you as to the applicability of various regulations to you and your operations, including those of the CSRC and CAC. You also state that your PRC legal counsel has advised you on the legality of the structure of your business and the Contractual Arrangements. Revise to clarify whether or not your PRC legal counsel has opined on such matters and, if not, why not.
Risk Factors, page 19

9. We note your risk factor on page 26 of your Form 20-F filed on April 30, 2024 that if the
         PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, you could be subject to severe penalties and your business could be adversely affected. Please revise here to disclose also that if the PRC courts or administrative authorities determine that these VIE Arrangements do not comply with applicable regulations, the securities you are registering may decline in value or become worthless if the determinations, changes, or interpretations result in your inability
 Pei Xu
Zhongchao Inc.
June 21, 2024
Page 4
       to assert contractual control over the assets of your PRC subsidiaries or the VIEs that conduct all or substantially all of your operations.
General

10. We note that you are registering the offer and sale of debt securities and that you did not file a Form T-1 as an exhibit. You must either file a Form T- 1 as an exhibit to the registration statement to qualify the trustee thereunder or annotate the exhibit index to
       indicate your intention to rely on Section 305(b)(2) of the Trust Indenture Act and include the undertaking contained in Item 512(j) of Regulation S-K.
11. We note your disclosure in your annual report on Form 20-F that your "management consists of five officers who are all located in China and three independent directors, among which two are located in the United States and one is located in China." Revise to identify the individuals located in China and include disclosure similar to that required by
       Item 101(g) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jenna Hough at 202-551-3063 or Mara Ransom at 202-551-3264 with any other questions.



                                                             Sincerely,
FirstName LastNamePei Xu
                                                             Division of
Corporation Finance
Comapany NameZhongchao Inc.
                                                             Office of Trade &
Services
June 21, 2024 Page 4
cc:       Arila Zhou
FirstName LastName